Exhibit 21
SUBSIDIARIES OF REGISTRANT
Set forth below are the Company’s subsidiaries, their respective states of incorporation or organization and the percentage of outstanding shares or other voting interests held by the Company in each of such subsidiaries as of the date of this Annual Report.

Name of Subsidiary	State of Incorporation or Organization	Percentage Ownership
Pacific Mercantile Bank	A California corporation	100%
PMB Statutory Trust III	A Connecticut trust	100%
PMB Capital Trust III	A Delaware trust	100%
PM Asset Resolution, Inc.	A California corporation	100%